UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On May 10, 2022, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields New Patent Application for Psychedelic Combination Treatment for Binge Behaviors”. A copy of this press release is furnished herewith as Exhibit 99.1.

The press release attached as Exhibit 99.1 is incorporated by reference into the registration statements on Form F-3 (File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields New Patent Application for Psychedelic Combination Treatment for Binge Behaviors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: May 11, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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